NEWS RELEASE March 27, 2007 NR 07-11 www.energymetalscorp.com

Energy Metals Acquires A Major Wyoming Uranium Database from Cameco Corporation

Vancouver, British Columbia, March 28, 2007: Energy Metals Corporation (TSX-EMC; NYSE Arca-EMU) is pleased to announce the acquisition of a major Powder River Basin, Wyoming exploration and development database from Power Resources Inc., a subsidiary of Cameco Corp.

The database includes drill logs from 6,800 holes drilled on the Moore Ranch and Barge (formerly Bear Creek) properties which are now controlled by EMC. Most of the drill data are not in digital form and include original logs, mini logs, and other media. Approximately 2/3 of the drill data covers the Barge property (The Barge Project in Powder River Basin, Wyoming encompasses the former Rocky Mountain Energy-Mono Power Bear Creek Project (Bear Creek Uranium) which mined 5.8 million pounds of uranium from open pit operations between 1975 and 1985). Additional data include AutoCAD drawings, drill hole maps, environmental studies and baseline material, core analysis, geological information, land data, and engineering data. This data acquisition will accelerate the development of the Moore Ranch Project where the company has previously announced 43-101 compliant resources of 5.8 million pounds of uranium (EMC news release July 20, 2006) and enable the company to fully evaluate the newly acquired Barge Project and commission a 43-101 resource estimate of the uranium resource present.

“While development of the Moore Ranch ISR project is proceeding on an accelerated track with baseline environmental studies well underway, acquisition of these valuable data is great benefit to this ongoing program. These data will save EMC several million dollars, valuable technical staff allocations as well as several years of lead time in the development of the Barge ISR project as it eliminates the need to recreate this extensive database. This event is another significant milestone in EMC’s ‘Race to Production’.” said Dennis Stover, Chief Operating Officer of Energy Metals Corporation.

Energy Metals Corporation is a NYSE Arca and TSX listed company focused on advancing its industry leading uranium property portfolio towards production in what is the world's largest uranium consumer market, the United States of America. Energy Metals Corporation has extensive advanced property holdings in Wyoming, Texas and New Mexico that are amenable to ISR (in-situ recovery). This form of uranium mining was pioneered in Texas and Wyoming and utilizes oxygenated groundwater to dissolve the uranium in place and pump it to the surface through water wells. Energy Metals is currently developing the La Palangana uranium deposit and upgrading the Hobson Uranium Processing Plant in Texas for an anticipated 2008 production date. Energy Metals is also actively advancing other significant uranium properties in the States of Colorado, Utah, Nevada, Oregon and Arizona.

For further information, please contact:
Energy Metals Corporation
Paul Matysek, M.Sc., P.Geo., CEO and President: (604) 684-9007
Bill Sheriff, B.Sc., Chairman: (972) 333-2214
Farhad Abasov, B.A., MBA, VP Strategic Communications: (604) 697-5684
For more information, send questions and comments to info@energymetalscorp.com.

Information Regarding Forward-Looking Statements: Except for historical information contained herein, the statements in this Press Release are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Energy Metals’ actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things: volatility of natural resource prices; product demand; market competition and risks inherent in the company’s operations. These and other risks are described in the Company’s public filings with Canadian Securities Regulators available at www.sedar.com and with the Securities and Exchange Commission available at www.sec.com.

Copyright © 2007 by Energy Metals Corporation. All rights reserved.